Mail Stop 4561

January 8, 2008

Mr. Roman Gregorig, Principal Financial Officer
Quadriga Superfund, L.P.
Ottway Building, P.O. Box 1479
Grand Anse, St. George's Grenada, West Indies

> **Re:** **Quadriga Superfund, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 0-51634**

Dear Mr. Gregorig:

We have reviewed your second response letter filed on December 19, 2007 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2006

Related Party Transactions, page 41

1. We note your response to prior comment 1. Please provide to us your SAB 99 analysis supporting management's conclusion regarding materiality. Please ensure that you address the impact on each series' statements of changes in net assets and other quantitative and qualitative factors considered. Additionally, please provide additional information regarding how you have complied with SOP 98-5, SAB Topic 5A and SAB Topic 5D as your response only discusses the difference between your current policy and compliance with the Investment Guide. Please give consideration to such guidance in presenting your SAB 99 analysis.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief